Exhibit 99.1

	Constellium N.V. Voting Results Annual General Meeting 2017

	Agenda items	Total number of shares for which votes were validly cast*	Percentage of the issued capital**	Votes in favor	Votes against	Abstentions ***
Item 5	Adoption of the Annual Accounts 2016.	64,756,021	61.33%	63,777,166	16,496	962,359
Item 7	Release from liability of Executive Board Members of the Company.	64,756,021	61.33%	60,948,747	2,841,826	965,448
Item 8	Release from liability of Non-Executive Board Members of the Company.	64,756,021	61.33%	60,963,315	2,829,261	963,445
Item 9	Authorization to the Board to allow the Company to repurchase its own shares.	64,756,021	61.33%	63,869,290	38,390	848,341
Item 10(a)	Re-appointment of Mr. Jean-Marc Germain	64,756,021	61.33%	63,750,417	39,437	966,167
Item 10(b)(i)	Re-appointment of Guy Maugis	64,756,021	61.33%	63,153,553	636,402	966,066
Item10(b)(ii)	Re-appointment of Mr. Werner P. Paschke	64,756,021	61.33%	63,750,417	39,437	966,167
Item 10(b)(iii)	Re-appointment of Mr. Michiel Brandjes	64,756,021	61.33%	63,294,823	494,398	966,800
Item 10(b)(iv)	Re-appointment of Mr. Philippe C.A. Guillemot	64,756,021	61.33%	63,749,082	40,139	966,800
Item 10(b)(v)	Re-appointment of Mr. John Ormerod	64,756,021	61.33%	63,295,525	493,295	967,201
Item 10(b)(vi)	Re-appointment of Ms. Lori Walker	64,756,021	61.33%	63,294,412	496,746	964,863
Item 10(b)(vii)	Re-appointment of Ms. Martha Brooks	64,756,021	61.33%	63,768,662	20,992	966,367
Item 10 (c)	Appointment of Mr. Nicolas Manardo	64,756,021	61.33%	63,749,182	40,039	966,800
Item 11	Appointment of PricewaterhouseCoopers as auditor of the Company for 2017	64,756,021	61.33%	64,640,792	3,767	111,462

*	This number is equal to the number of validly cast votes; it concerns the total number of votes for and against; the number of abstentions is not included in this number
**	The issued capital of Constellium N.V. on the Record Date May 18, 2017 amounted to 105,581,673 outstanding shares, each with a nominal value of € 0.02 of which 33, 026 shares are held by Constellium N.V. This means that of the issued capital on the Record Date 105,548,647 votes can be cast. Percentages are rounded down to two decimals.
***	Abstentions and votes that were not cast or not validly cast